Exhibit 99.1

Sapiens Acquires North American P&C Solution Provider Adaptik

Acquisition is the latest step in Sapiens' journey to offer the U.S. insurance market a modern, modular, fully integrated property and casualty insurance platform

Holon, Israel – February 7, 2018 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that it has entered into a definitive agreement to acquire Adaptik. This acquisition will enable Sapiens to provide North American property and casualty (P&C) carriers with an enhanced platform, which will improve Sapiens’ competitive position and enable it to increase its market share in the North American insurance market.

Pennsylvania-based firm Adaptik offers P&C insurers policy administration and billing capabilities, for commercial, personal, specialty and workers’ compensation lines of business.

“We see this acquisition as a major step in Sapiens’ North American strategy and market positioning,” said Karlyn Carnahan, head of the Americas, Property and Casualty, Celent. “By bringing together the strengths of the Adaptik and StoneRiver products, Sapiens is able to offer a strong portfolio of solutions that is well-tuned for the North American market. The additional resources provided by Sapiens will strengthen their competitive marketplace position and allow them to continue to add key capabilities as their clients focus on expanding their digital strategies.”

Roni Al-Dor, Sapiens president and CEO said, “The acquisition of Adaptik creates synergy with Sapiens’ strong current capabilities. It will enable us to offer a truly modern, comprehensive property and casualty digital insurance platform. This platform will be formed by combining three powerful core components: Adaptik Policy, Adaptik Billing and Stream® Claims, accompanied by Sapiens’ existing solutions for data and analytics, digital engagement and distribution, and cloud operation.”

“We continue to expand in the North American insurance space, a key market for Sapiens’ planned growth. To service lower-tier insurance carriers, we acquired Maximum Processing and its Stingray system, followed by the acquisition of StoneRiver, Inc. in early 2017, for the mid- to upper-tiers,” added Al-Dor. “Now, enhanced by the Adaptik acquisition, those transactions enabled Sapiens to establish a stronger presence in the U.S., while extending our reach with capabilities that are specifically fit to market across the life and annuities (L&A) and P&C markets.”

“As part of the Sapiens organization, the Adaptik team and clients will have access to extensive resources and a global network of relationships,” said John Pettit, Adaptik’s co-founder and CEO. “By incorporating our solutions as part of a leading software platform, our policy administration and billing capabilities will be future-proofed and fully integrated. We look forward to transitioning into the Sapiens organization as seamlessly as possible to ensure uninterrupted service for our customers.”

“In addition to its product portfolio, Adaptik’s established, in-production customer base, along with its experienced and talented team, made for an attractive proposition for Sapiens,” continued Al-Dor. “P&C providers seeking flexible product configuration will be well-served by our newly constituted P&C platform, offered as a single suite, or as standalone components. Carriers can also choose between a full cloud-based deployment, or the traditional on-premise option. This flexibility will enable carriers to best satisfy their specific financial and operational needs.”

Highlights of the Sapiens’ P&C platform for North America include:

•	Pre-defined insurance products and business content
•	An insurance data repository and advanced analytics solutions, with initiatives around advanced data management and predictive analytics
•	A digital engagement platform, featuring portal, mobile and customer engagement tools
•	An insurtech ecosystem with rapid integration capabilities, including pre-integration to leading technologies, such as personalized video, chatbots, artificial intelligence and machine learning-based services
•	Open API architecture, with easy and configuration-based integration
•	Cloud and software-as-a-service as an emerging and strategic deployment approach
•	A robust reinsurance solution

Adaptik Policy is used by agents, underwriters and customers to quote, issue and administer policies. It includes built in integration with third-party systems and provides comprehensive policy lifecycle support for all P&C lines of business. Adaptik Billing enables P&C carriers to integrate with third-party systems and data repositories, enjoy best-in-class usability and automate processes throughout the billing lifecycle. These offerings improve policy administration and billing for commercial, personal and specialty lines of business. StoneRiver Stream® Claims is an underlying platform that prepares P&C carriers to adapt to new business requirements, while streamlining end-to-end claims processing for all personal and commercial lines.

Adaptik’s expected non-GAAP full year 2017 revenues were $12 million. Sapiens expects this transaction to be accretive to earnings starting in 2019. Sapiens will pay an aggregate cash consideration of between $19.5 million and $22 million, subject to retention and performance.

The transaction is expected to be completed in early March 2018. Upon completion, Adaptik will become wholly owned by Sapiens.

Conference Call

Sapiens management will host a conference call and webcast to review and discuss the Adaptik acquisition, along with preliminary results for full-year 2017 and financial guidance for full-year 2018, on Monday, February 12, at 9:00 a.m. Eastern Time (4:00 p.m. in Israel).

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): +1-888-668-9141; International: +972-3- 9180609; UK: 0-800-917-5108.

The live webcast of the call can be viewed on Sapiens’ website at: http://www.sapiens.com/investors/presentations-and-webcast/

If you are unable to join live, a replay of the call will be accessible until February 22, 2018:

North America: 1-888-782-4291; International: +972-3-925-5918.

A recorded version of the webcast will also be available for three months via the Sapiens website.

About Adaptik

Adaptik Corporation was founded in 2000 by seasoned insurance professionals who had previously worked for some of the largest and most respected insurers in the field, including Chubb, Travelers and Samsung Fire & Marine. Numerous large P&C carriers rely on Adaptik’s solutions and its team to meet their most complex product, business process and integration requirements. For more information: www.adaptik.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. We offer integrated core software solutions and business services, and a full digital suite for the property and casualty/general insurance; life, pension and annuities; and reinsurance markets. Sapiens also services the workers’ compensation and financial and compliance markets.

Our portfolio includes policy administration, billing and claims; underwriting, illustration and electronic application; reinsurance and decision management software. Sapiens’ digital platform features customer and agent portals, and a business intelligence platform. With a 30-year track record of delivering to more than 400 organizations, Sapiens’ team of over 2,500 operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com